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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WCA Waste Corporation
(Name of Issuer)

Common Stock,
(Title of Class of Securities)

92926K103
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Don A. Sanders
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power Common Stock equal to less than 5%
	6	Shared Voting Power Common Stock equal to less than 5%
	7	Sole Dispositive Power Common Stock equal to less than 5%
	8	Shared Dispositive Power Common Stock equal to less than 5%[3]

9	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock equal to less than 5%
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) Less than 5%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 92926K103	Schedule 13G	Page 3 of 5 Pages

Item 1.

(a)   Name of Issuer: WCA Waste Corporation

(b)   Address of Issuer’s Principal Executive Offices:        One Riverway, Suite 1400

Houston, Texas 77056

Item 2.

(a)   Name of Persons Filing:         Don A. Sanders

(b)   Address of Principal Business Office or, if None, Resident:    600 Travis, Suite 5800

      Houston, Texas 77002

(c)   Citizenship:         Mr. Sanders is a citizen of the United States of America.

(d)   Title of Class of Securities:    Common Stock

(e)   CUSIP Number: 92926K103

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing are a:

(a)	☑	Broker or dealer[1] registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☑	An investment adviser[1] in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

1           Mr. Sanders is an employee of Sanders Morris Harris Inc. a registered broker and investment adviser.

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CUSIP No. 92926K103	Schedule 13G	Page 4 of 5 Pages

Item 4.   Ownership.

(a)	Amount beneficially owned: Common Stock equal to less than 5%
(b)	Percent of class: Less than 5%
(c)	Number of shares as to which the persons has:
	(i)	Sole power to vote or to direct the vote	Common Stock equal to less than 5%
	(ii)	Shared power to vote or direct the vote	Common Stock equal to less than 5%
	(iii)	Sole power to dispose or to direct disposition of	Common Stock equal to less than 5%
	(iv)	Shared power to dispose or to direct disposition of	Common Stock equal to less than 5%

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are held in connection with or as a participant in any transaction having the purpose or effect.

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CUSIP No. 92926K103	Schedule 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.

Dated: February 7, 2011

/s/ Don A. Sanders
Don A. Sanders

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